February 11, 2020

Miguel A. Lopez
Chief Financial Officer
Vista Outdoor Inc.
1 Vista Way
Anoka, MN 55303

       Re: Vista Outdoor Inc.
           Form 10-K for the Year Ended March 31, 2019
           Filed May 23, 2019
           File No. 001-36597

Dear Mr. Lopez:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing